Exhibit 12.1

The historical ratios below were prepared on a consolidated basis using amounts calculated in accordance with U.S. GAAP, and, therefore, reflect all consolidated earnings and fixed charges.

The ratio of earnings to fixed charges was determined by dividing earnings available to cover fixed charges by total fixed charges. Earnings available to cover fixed charges consist of: (i) earnings before income tax provision and (ii) fixed charges, exclusive of capitalized interest. Total fixed charges consist of: (i) interest expense, which includes amortized premiums, discounts and capitalized expenses related to debt issuances, (ii) capitalized interest and (iii) an estimate of interest within rental expense. As of the date of this Annual Report on Form 10-K, no shares of our preferred stock were issued and outstanding.

SEALED AIR CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2011		2010		2009		2008		2007
	(Dollars in millions)
Earnings available to cover fixed charges:
Earnings before income tax provision	$216.1		$343.4		$329.9		$222.3		$456.0
Total fixed charges	238.6		176.7		175.3		149.8		160.2
Amortization of capitalized interest	6.2		6.2		6.0		5.5		4.6
Capitalized interest	(4.2)		(3.7)		(6.7)		(9.3)		(9.5)

Earnings available to cover fixed charges	$456.7		$522.6		$504.5		$368.3		$611.3

Fixed charges:
Interest expense	$217.1		$161.6		$154.9		$128.1		$140.6
Capitalized interest	4.2		3.7		6.7		9.3		9.5
Interest component of rental expense(1)	17.3		11.4		13.7		12.4		10.1

Total fixed charges	$238.6		$176.7		$175.3		$149.8		$160.2

Ratio of earnings to fixed charges	1.9	x	3.0	x	2.9	x	2.5	x	3.8	x

(1)	The interest component of rental expense has been deemed to be approximately 33% of rental expense.